Exhibit 99.1

Concord Medical Announces Divestment of Chang’an Hospital

—Sells Outstanding 52% Equity Interest for $64.8 Million—

BEIJING, December 16, 2014 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), an operator of specialty cancer hospitals and the largest network of radiotherapy and diagnostic imaging centers in China, today announced that the Company has, through its subsidiaries, entered into a definitive agreement to sell 52% equity interest in Chang’an Hospital to the owner of the 48% equity, for a total consideration of RMB398 million (US$64.8 million, or $1=RMB 6.1376). The consideration also includes the sale of ownership interests in Chang’An CMS International Cancer Center (“CCICC”), a specialized cancer diagnosis and treatment center established between Concord Medical and Chang’an Hospital in July 2010. This 100% cash transaction has been approved by the boards of directors of both parties. The closing of this transaction is subject to relevant government approvals and is expected to be completed by the end of 2014. Concord’s Board believes the transaction price reflects fair market value for Chang’an Hospital based on valuation report by an independent third-party appraisal company engaged by the Company.

After the closing of this transaction, the Company will continue to cooperate with Chang’an Hospital on hospital management, oncology department and talent training. Both sides have agreed to hold discussions on future collaboration and to sign collaborative agreements in the future.

“Our divestment of Chang’an Hospital allows Concord to more fully concentrate on our efforts to build a nationwide network of diagnosis and treatment centers and specialized cancer hospitals,” Dr. Jianyu Yang, Chairman and CEO of Concord Medical, comments. “The proceeds from this transaction will be used to fund the construction of our current projects as well as to pay off some current debt. Going forward, we expect to open five free-standing radiotherapy cancer centers and to begin construction on one to two Level-III premium cancer specialty hospitals in 2015.”

About Concord Medical

Concord Medical Services Holdings Limited is an operator of specialty cancer hospitals and the largest network of radiotherapy and diagnostic imaging centers in China. As of September 30, 2014, the Company operated a network of 141 centers with 81 hospital partners that spanned 56 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

SOURCE Concord Medical Services Holdings Limited